National Home Health Care Corp.

2005 Annual Report

Home is where the care is.



05074125
RECD S.E.C.
DEC 9 2005
1086
PROCESSED
DEC 13 2005
RECEIVED

>> **About Us:** National Home Health Care Corp. understands the commitment that it takes to make a home health care company successful. This commitment is a combination of hiring qualified individuals, closely monitoring and adjusting to the changes in the health care industry and staying focused on our goal of quality care and financial responsibility.

Our Subsidiaries and Locations:

- Accredited Health Services, Inc.
  New Jersey
- Health Acquisition Corp.
  d/b/a Allen Health Care Services
  New York
- Medical Resources Home Health Corp.
  Massachusetts
- New England Home Care, Inc.
  Connecticut
- Connecticut Staffing Works Corp.
  Connecticut



Selected Financial Data

Fiscal Years Ended July 31,	2005	2004	2003	2002	2001
Statement of Operations Data:					
Revenue	$98,461,000	$94,592,000	$97,235,000	$82,172,000	$74,492,000
Operating expenses	93,090,000	86,975,000	87,694,000	73,792,000	67,804,000
Income from operations	5,371,000	7,617,000	9,541,000	8,380,000	6,688,000
Other income:					
Interest income	275,000	143,000	143,000	227,000	216,000
Income before income taxes	5,646,000	7,760,000	9,684,000	8,607,000	6,904,000
Provision for income taxes	2,079,000	3,040,000	3,901,000	3,336,000	2,704,000
Net income	3,567,000	4,720,000	5,783,000	5,271,000	4,200,000
Diluted net income per share of common stock	$ 0.62	$ 0.83	$ 1.01	$ 0.91	$ 0.75
Dividends declared per share	$ 0.30	$ —	$ —	$ —	$ —
Balance Sheet Data:					
Total assets	55,600,000	53,486,000	48,473,000	43,512,000	37,250,000
Working capital	32,729,000	35,169,000	29,551,000	28,232,000	22,138,000
Retained earnings	28,216,000	26,342,000	21,622,000	15,839,000	14,784,000
Stockholders' equity	50,922,000	49,039,000	43,866,000	38,679,000	32,584,000

Stock Market Information

National Home Health Care Corp. trades on the Nasdaq Stock Market under the symbol NHHC. The following table sets forth the high and low bid prices of the Company's Common Stock during the fiscal periods indicated as reported by Nasdaq.

2005	High	Low	2004	High	Low
First Quarter	$11.23	$ 9.30	First Quarter	[illegible]	$8.67
Second Quarter	$14.00	$ 9.71	Second Quarter	[illegible]	$8.29
Third Quarter	$14.44	$11.80	Third Quarter	$12.28	$9.81
Fourth Quarter	$14.92	$10.87	Fourth Quarter	[illegible]	[illegible]

Dividends per share of common stock.

2005		2004	
First Quarter	$0.075	First Quarter	$ —
Second Quarter	$0.075	Second Quarter	$ —
Third Quarter	$0.075	Third Quarter	$ —
Fourth Quarter	$0.075	Fourth Quarter	$ —

Holders

There were approximately 86 holders of record of the Company's Common Stock as of October [illegible], 2005, excluding certain beneficial holders that own their shares in street name, but including such firms which hold shares on behalf of such beneficial owners.



"The Company is committed to taking on the many challenges that exist within the Company itself and the home health care industry."

Letter to Our Stockholders Fiscal 2005 was again a very challenging year for National Home Health Care Corp. The Company recorded a 4% increase in net patient revenue from $94,592,000 in the prior fiscal year to $98,461,000 for fiscal 2005. Fiscal 2005 net income was $3,567,000, or $.62 per share as compared to $4,720,000, or $.83 per share in the previous year. The decline in net income was attributable to many factors and will be discussed throughout this letter.

In October 2004, New England Home Care, Inc. ("New England"), the Company's Medicare certified and state licensed home health care subsidiary in Connecticut was notified by the Division of Health Systems Regulation for the Connecticut Department of Public Health (the "DPH") of alleged lack of compliance with Medicare's Conditions of Participation. Also, in October 2004, New England received notice from the DPH of alleged violation of Connecticut state regulations based on substantially the same grounds as stated above. Follow up surveys were concluded in November and December 2004. The November survey showed results similar to the October survey. The survey in December was concluded to the DPH's satisfaction. In February 2005, the DPH submitted a proposed Consent Order to New England. The Consent Order would resolve the pending allegations by the DPH, adopt certain policies substantially in accordance with the Plan of Correction and remain in effect for two years. The final terms of the Consent Order are still being discussed between the DPH and New England. Another Medicare Certification Survey was concluded in August 2005. That survey again alleged a lack of compliance. New England is currently awaiting the results of a follow up survey conducted in October 2005. A failure by New England to achieve Medicare certification would result in New England's termination from participating in the Medicare program and Medicaid program. Revenues derived from New England's participation in these programs for the fiscal year ended July 31, 2005 were 33% of the Company's total revenues.

During fiscal 2005, the Company completed two acquisitions. On October 6, 2004, New England acquired certain assets from On Duty Metropolitan Connecticut, LLC ("On Duty"). On Duty provided home health care services in New Haven and Fairfield Counties, Connecticut and had revenues of approximately $3,000,000 for the twelve months preceding the acquisition. This acquisition complemented the Company's existing operation in Connecticut and expanded its market share in the state. On May 22, 2005, Accredited Health Services, Inc. ("Accredited"), the Company's licensed home health care subsidiary in New Jersey completed the acquisition of certain assets from Helping Hands Health Care ("Helping Hands"). Helping Hands was a licensed home health care agency in New Jersey and revenues for the twelve months preceding the acquisition approximated $6,700,000. This acquisition complemented the Company's existing operations in New Jersey and expanded its market share to include Ocean and Somerset Counties.

On May 13, 2005, Accredited received a copy of a Petition for Certification of Representative, pursuant to the provisions of The National Labor Relations Act. The Company has had a preliminary meeting before the National Labor Relations Board ("NLRB") in Newark, New Jersey with SEIU 1199 New Jersey (a health care union) ("SEIU 1199") to address certain issues regarding the Petition and the timing of the election. It is expected that a union vote will be held on a date to be determined by the NLRB.

Income from operations declined $2,246,000, or 29.5% due to increased wages paid to home health aides in New York required by the union contract effective May 2004, the increase in minimum wage in New York effective January 2005 and the increase in wages paid to home health aides working on Medicaid cases in Westchester County, New York as a result of the living wage law that was enacted there in 2004. In addition, fiscal 2004 revenue included $916,000 resulting from a retroactive adjustment to the Company's Medicaid reimbursement rates in Connecticut, without any corresponding increase in direct wages. There was also an increase in general and administrative expenses of $2,662,000, or 11.3% to $26,165,000 for fiscal 2005 from $23,503,000 for fiscal 2004. This increase is partially attributable to New England increasing its administrative personnel in Connecticut to cure the deficiencies resulting from the DPH surveys and also incurring substantial legal and consulting fees as a result of these deficiencies. In addition, the Company incurred increases in administrative personnel and occupancy costs resulting from the acquisitions in Connecticut and New Jersey and additional legal and consulting fees in New Jersey as a result of the ongoing union efforts by SEIU 1199.

During fiscal 2005, New England was resurveyed by the Joint Commission on Accreditation of Health Care Organizations ("JCAHO"), which despite the deficiencies cited by the DPH, resulted in its accreditation being extended for an additional three year period. Health Acquisition Corp., d/b/a Allen Health Care Services, the Company's licensed home health care subsidiary in New York, also extended its JCAHO accreditation for an additional three years. In New Jersey, Accredited was resurveyed by the Commission on Accreditation for Home Care ("CAHC"), one of the accrediting bodies for all Medicaid providers in New Jersey. This accreditation was extended for an additional year. Lastly, Medical Resources Home Health Corp., the Company's Medicare certified home health care subsidiary in Massachusetts, had a Medicare certification survey which resulted in no deficiencies.

The Company is dependent on reimbursement by third-party payors. Medicare and Medicaid accounted for approximately 51% of the Company's consolidated 2005 revenues. There were no material changes in Medicare or Medicaid reimbursement affecting any operations of the Company during fiscal 2005. In August 2005, the Connecticut Department of Social Services, Office of Quality Assurance (the "Department") performed an audit of Medical Assistance claims paid to New England covering the period April 1, 2003 through March 31, 2005. The audit included a review of relevant claim information maintained by the Department and a review of the appropriate medical and administrative records maintained by New England. New England received approximately $50,000,000 in reimbursement during the audit period. The Company is unable to quantify the liability that may arise from this audit. In October 2005, the Connecticut Department of Social Services increased the rates for all home health services provided to state-aided persons by 4%. These rates were increased retroactive to July 1, 2005 and at current levels of operations, the Company estimates that the rate change will result in an increase in net patient revenue of approximately $1,000,000 annually.

The Company relies significantly on its ability to attract and retain caregivers who possess the skill, experience and licenses necessary to meet the requirements of the Company's customers. There continues to be a shortage of qualified nurses and a diminishing pool of home health aides in the states in which the Company conducts its businesses. Competition for personnel continues to increase and as a result, salaries and benefits are increasing each year.

The aftermath of September 11, 2001 has continued to have a negative effect on the Company's business. Budgetary cutbacks have been implemented in all states where the Company provides services. The Company continues to experience substantial increases in all of its liability coverages, workers compensation premiums, health insurance premiums and unemployment taxes. Unfortunately, the Company has not experienced enough increases in its reimbursement rates to offset these increases.

At July 31, 2005, the Company had cash and cash equivalents of $16,184,000, total current assets of $37,407,000 and total liabilities of $4,678,000. Working capital at July 31, 2005 was $32,729,000. During fiscal 2005, the Board of Directors of the Company authorized four quarterly cash dividends of $0.075 per share on its Common Stock. Cash dividends declared during fiscal 2005 approximated $1,693,000. The Board of Directors anticipates declaring a regular quarterly cash dividend on a going forward basis, subject to their discretion based upon the Company's future cash requirements. In addition, in October 2005, the Board of Directors extended the Company's program to repurchase its Common Stock for an additional year. The extension of the stock repurchase program reflects the Company's strong financial position and the Company's confidence in its long-term prospects.

The Company is committed to taking on the many challenges that exist within the Company itself and the home health care industry. As always, the Company is very thankful to its dedicated health care personnel and administrative employees that continue to make our Company a success and to its shareholders for their continued interest in the Company.

Sincerely,



Steven Fialkow
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis provides information which the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes appearing elsewhere herein.

The Company is subject to external factors that could significantly impact its business, including potential reductions in reimbursement rates by Medicare, Medicaid and other third-party payers for the Company's services, retroactive adjustments due to prior year audits, reviews and investigations, government fraud and abuse initiatives and other such factors that are beyond the control of the Company. These factors could cause future results to differ materially from historical results.

As a Medicaid provider in Connecticut, the Company is subject to routine, unscheduled audits. These audits may result in the application of a statistically-derived adjustment factor to the Company's revenues, which may have an adverse impact on the Company's results of operations. Although the audits to date have not resulted in any material adjustments, such audits were conducted at a time when the Company had significantly lower Medicaid revenues. There can be no assurance that future Medicaid audits will not have a material adverse impact on the Company.

The Impact of the Balanced Budget Act

The Balanced Budget Act was signed into law in August 1997. The Act made significant changes in the reimbursement system for Medicare home health care services. The primary change affecting the Company was a restructuring of the reimbursement system related to Medicare certified home health care agencies. Prior to the Act, Medicare reimbursed providers on a reasonable cost basis subject to program-imposed cost per visit limitations.

Under the Act, changes in Medicare home care reimbursement were scheduled in two phases. A temporary or interim payment system ("IPS") took effect for cost reports beginning on or after October 1, 1997. Under IPS, home health care providers were reimbursed the lowest of (i) their actual costs, (ii) cost limits based on 105% of median costs of freestanding home health agencies, or (iii) an agency-specific per patient cost limit, based on 1994 costs adjusted for inflation. Under IPS, most Medicare providers were actually reimbursed under an agency-specific per patient cost limit. Effective October 1, 2001, under the prospective payment system, Medicare now reimburses providers a predetermined base payment. The payment is adjusted for the health condition and care needs of the beneficiary and is also adjusted for geographic differences in wages across the country. Medicare provides home health agencies with payments for 60-day "episodes of care."

The final phase of the Act implemented a 15% cut in Medicare reimbursement rates effective October 1, 2002. In two of the last three fiscal years, less than five percent of the Company's net patient revenue was derived directly from Medicare, and accordingly the change to the prospective payment system has not, to date, had a material adverse impact on the Company. However, there can be no assurance that the Medicare prospective payment system will not adversely impact the Company's reimbursement rates in the future or otherwise have a material adverse effect on the Company. The Company's operations in New York are dependent upon referrals, primarily from Medicare certified home health care agencies, whose reimbursement has been adversely affected by the prospective payment system. Under the prospective payment system, there can be no assurance that the Company's future referrals will not result in reduced reimbursement rates or reduced volume of business.

Recent Acquisitions

The following acquisitions were made through one of the Company's wholly-owned subsidiaries. With the exception of Medical Resources, Inc. ("Medical Resources") described below, these acquisitions complemented an existing business of the Company in the geographical area in which the entity whose assets were acquired provided services. Each of the acquisitions described below was accounted for utilizing purchase accounting principles. At the time of its acquisition, the revenues of each acquired business constituted less than ten percent of the consolidated revenues of the Company.

On May 22, 2005, the Company acquired through Accredited Health Services, Inc. ("Accredited") certain assets of Helping Hands Health Care, a licensed home health care company in the state of New Jersey that provided home health aide services in Bergen, Hudson, Passaic, Essex, Morris, Union, Middlesex, Somerset and Ocean Counties, New Jersey.

On October 6, 2004, the Company acquired through New England Home Care, Inc. ("New England") certain assets of On Duty Metropolitan Connecticut, LLC, a Medicare certified and State licensed home health care company that provided nursing and home health care services in New Haven and Fairfield Counties, Connecticut.

On March 17, 2003, the Company acquired through New England certain assets of Professional Relief Nurses, Inc. ("PRN"), a Medicare certified and State licensed home health care company that provided nursing and home health aide services in Hartford, Litchfield, New Haven and Middlesex Counties, Connecticut.

On December 14, 2002, the Company acquired through Accredited certain assets of Mary Baker's Health Care Services, Inc. ("Mary Baker"), a licensed home health care company in the state of New Jersey that provided home health aide services in Bergen and Passaic Counties, New Jersey.

On September 3, 2002, the Company, through a then newly-formed subsidiary Medical Resources Home Health Corp., acquired certain assets of Medical Resources and related entities. Medical Resources provided home health aide services throughout Massachusetts.

Critical Accounting Policies

The Company believes that the most critical accounting policies used in the preparation of its consolidated financial statements are those policies relating to recognizing net patient revenue, determining the value of accounts receivable, and assessing the value of goodwill and other long-lived assets.

Net Patient Revenue. The Company recognizes net patient revenue generally on the date services are provided to patients. Net patient revenue is recorded at amounts the Company expects to receive under reimbursement arrangements with third-party payers, including private insurers, private payers, subcontractors, Medicaid and Medicare. Because the Company's business depends upon third-party payers whose reimbursement rates and payment policies are complex and subject to possible change from time to time, the Company must make estimates with respect to certain amounts it records as the net realizable value of net patient revenue and accounts receivable. Because of the potential for changes in these third-party reimbursement rates and payment policies, and as a result of the complexity of certain of these policies, the estimated amounts originally recorded as net patient revenue and accounts receivable may be subject to revision as additional information becomes known.

Accounts Receivable. Accounts receivable are reduced by an allowance for possible losses that provides a reserve with respect to those accounts for which net patient revenue was recognized but with respect to which management subsequently determines that payment is not expected to be received. The Company analyzes the balances of accounts receivable to ensure that the recorded amounts properly reflect the amounts expected to be collected. This analysis involves the application of varying percentages to each accounts receivable category based on the age and the collectibility of the receivable. The result of this aging analysis provides the initial estimate of the amount of uncollectible accounts receivable. The amount ultimately recorded as the reserve is determined after management also analyzes the collectibility of specific large or problematic accounts on an individual basis, as well as the overall business climate and other factors. The Company's estimate of the percentage of uncollectible accounts may change from time to time and any such change could have a material impact on the Company's financial condition and results of operations.

Goodwill and Other Long-Lived Assets. Goodwill arising from the acquisitions of businesses is recorded as the excess of the purchase price over the estimated fair value of the net assets of the businesses acquired. Statement of Financial Accounting Standards No. 142 ("Goodwill and Other Intangible Assets") provides that goodwill is to be tested for impairment annually, or more frequently if circumstances indicate potential impairment. Consistent with this standard, the Company reviews goodwill, as well as other intangible assets and long-term assets, for impairment annually or more frequently as warranted, and if circumstances indicate that the recorded value of any such other asset is impaired, such asset is written down to its proper value. The Company currently does not believe any impairment of its goodwill or any such other asset existed at July 31, 2005. Nevertheless, future conditions or events could adversely affect the recorded value of goodwill or such other assets. If any item of goodwill or such other asset is determined to be impaired, an impairment loss would be recognized equal to the amount by which the recorded value exceeds the estimated fair market value.

Results of Operations

(% of net patient revenue)

Fiscal year ended July 31,	**2005**	2004	2003
Net patient revenue	**100.0%**	100.0%	100.0%
Cost of revenue	**66.1**	65.4	65.0
General and administrative	**26.6**	24.8	24.2
Allowance for possible losses	**1.3**	1.2	—
Amortization of intangibles	**.6**	.5	1.0
Total operating expenses	**94.5**	91.9	90.2
Income from operations	**5.5**	8.1	9.8
Interest income	**.2**	.1	.1
Income before income taxes	**5.7**	8.2	9.9
Provision for income taxes	**2.1**	3.2	4.0
Net income	**3.6%**	5.0%	5.9%

Certain Factors Expected to Impact Future Results of Operations

Effective May 1, 2004, the Connecticut Department of Social Services ("DSS") increased the Medicaid rate for certain nursing visits. The rate for a medication administration visit, defined as administration of oral, intramuscular and/or subcutaneous medication by a health care agency/professional, was increased from $52 to $56.50 for initial visits and from $26 to $28.25 for subsequent visits. The increase in these rates was made retroactive to July 1, 2003, resulting in an increase in net patient revenue of approximately $916,000 for the period from July 1, 2003 through April 30, 2004, all of which was recorded in the results of operations for the fiscal year ended July 31, 2004. The rate change has impacted and will continue to impact periods following May 1, 2004, and, at current levels of operations, the Company estimates that the rate change will result in an increase in net patient revenue of approximately $1,050,000 annually. In May 2003, the rates for these nursing visits had been significantly reduced from $85 to $52 per visit. The Connecticut Department of Social Services analyzed the impact of this rate cut and as a result, effective May 1, 2004, increased the rates retroactive to July 1, 2003.

In October 2005, DSS increased the rates for all home health care services provided to state-aided persons by 4%. These rates were increased retroactive to July 1, 2005 and at current levels of operations, the Company estimates that the rate change will result in an increase in net patient revenue of approximately $1,000,000 annually.

Health Acquisition Corp., d/b/a Allen Health Care Services, the Company's New York licensed home health care subsidiary, and District Council 1707, American Federation of State, County and Municipal Employees concluded negotiations on an initial three-year labor contract that became effective May 1, 2004. This labor contract provides "covered" home health aides with some new benefits, consisting of an immediate wage increase, eligibility for paid time off, an increase in minimum hourly base rates, holiday premium pay and representation by the Union in procedures and personnel matters. The Company does not believe that the labor contract will have a material adverse effect on the Company's future results of operations or financial condition.

In October 2004, New England was notified by the Division of Health Systems Regulation for the Connecticut Department of Public Health (the "DPH") of alleged lack of compliance with Medicare's Conditions of Participation. Also, in October 2004, New England received notice from DPH of alleged violation of Connecticut state regulations based on substantially the same grounds as stated above. Follow up surveys were concluded at New England in November and December 2004. The November survey showed results similar to the October survey. The survey in December was concluded to the DPH's satisfaction. In February 2005, the DPH submitted a proposed Consent Order to New England. The Consent Order would resolve the pending allegations by the DPH, adopt certain policies substantially in accordance with the Plan of Correction and remain in effect for two years. The final terms of the Consent Order are still being discussed between the DPH and New England. Another Medicare Certification Survey was concluded in August 2005. That survey again alleged a lack of compliance. New England is currently awaiting the results of a follow up survey conducted in

October 2005. A failure by New England to achieve certification would result in New England's termination from participating in the Medicare and Medicaid programs. Revenues derived from New England's participation in these programs for the fiscal year ended July 31, 2005 were 33% of the Company's total revenues.

In December 2004, New York State adopted legislation to increase the State minimum wage from $5.15 per hour to $7.15 per hour over a two-year period. The law increased the minimum wage to $6.00 per hour starting January 1, 2005. The minimum wage will be raised to $6.75 per hour on January 1, 2006 and to $7.15 per hour on January 1, 2007. This minimum wage legislation has impacted and will continue to impact the Company's New York operations on two fronts. Firstly, the Company will be paying higher base wages and secondly, overtime in New York is computed at 1.5 times the state minimum wage, thus increasing costs to the Company.

On May 13, 2005, Accredited received a copy of a Petition for Certification of Representative, pursuant to the provisions of the National Labor Relations Act. The Company has had a preliminary meeting before the National Labor Relations Board ("NLRB") in Newark, New Jersey with SEIU 1199 New Jersey (a health care union) ("SEIU 1199") to address certain issues regarding the Petition and the timing of the election. It is expected that a union vote will be held on a date to be determined by the NLRB.

On July 1, 2005, the State of New Jersey Medicaid Program introduced a revised Personal Care Assistant ("PCA") Beneficiary Assessment Tool (the "Tool"). The Tool is used to determine the weekly hours a PCA Beneficiary receives. As a result of the implementation of the new assessment Tool, Accredited will experience a reduction in the amount of total hours per week that each PCA Beneficiary receives. The Company is unable to quantify the amount of the future decline in revenue as a result of the revised Tool. For the fiscal year ended July 31, 2005, the State of New Jersey Medicaid Program accounted for approximately 84% of Accredited's revenue.

Year Ended July 31, 2005 Compared to Year Ended July 31, 2004

Net Patient Revenue. For the fiscal year ended July 31, 2005 ("fiscal 2005"), net patient revenue increased $3,869,000, or 4.0%, to $98,461,000 from $94,592,000 for the fiscal year ended July 31, 2004 ("fiscal 2004"). This increase was attributable to an increase in net patient revenue of $6,726,000 resulting from the Company's expansion in New Jersey, Connecticut and Massachusetts, offset by (i) a decrease of $1,431,000 as a result of fewer hours being subcontracted to the Company from other Medicare certified agencies in New York and the Company terminating operations in Suffolk County, New York in May 2004, and (ii) a decrease of $1,426,000 in staffing revenue primarily as a result of the Company terminating its staffing operations in New York and New Jersey during fiscal 2004. The increase in Connecticut was partially attributable to increased Medicaid reimbursement rates for certain nursing visits effective May 1, 2004 and the acquisition of On Duty. The increase in New Jersey was partially attributable to the acquisition of Helping Hands.

Gross Profit. Gross profit margin decreased to 33.9% for fiscal 2005 from 34.6% for fiscal 2004. This decrease is attributable to (i) higher wages paid to home health aides in New York as a result of the union contract that was effective May 1, 2004, (ii) the increase in the minimum wage in New York that was effective January 1, 2005, (iii) the increase in Medicaid wages paid to home health aides in Westchester County, New York as a result of the living wage law that was enacted in 2004, (iv) increases in direct payments to all caregivers and increased worker compensation costs and (v) the retroactive amount of $916,000 received in fiscal 2004.

General and Administrative. General and administrative expenses increased $2,662,000, or 11.3%, to $26,165,000 in fiscal 2005 from $23,503,000 in fiscal 2004. This increase is primarily attributable to (i) increased administrative personnel in Connecticut to cure the deficiencies resulting from the DPH survey, (ii) increased legal and consulting fees in Connecticut resulting from the DPH survey, (iii) increases in administrative personnel and occupancy costs resulting from the expansion of operations in New Jersey and Massachusetts, (iv) the acquisitions of On Duty and Helping Hands and (v) professional fees incurred resulting from the union activities in New Jersey. As a percentage of net patient revenue, general and administrative expenses increased to 26.6% in fiscal 2005 from 24.8% in fiscal 2004.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $1,280,000 in fiscal 2005 as compared to $1,112,000 in fiscal 2004. The Company had set up allowances for accounts receivable balances relating to two Medicare certified agencies in fiscal 2004, as the Company anticipated not receiving certain payments in accordance with contract terms. One of these agencies filed for Chapter 11 Bankruptcy Protection during fiscal 2005 and the other agency filed for Bankruptcy Protection on September 30, 2005. The Company has recorded an allowance of 75% on these two accounts receivable balances.

Amortization of Intangibles. Amortization of intangibles increased $70,000, or 13.7%, to $580,000 in fiscal 2005 from $510,000 in fiscal 2004. This increase is attributable to the acquisitions of On Duty and Helping Hands.

Income from Operations. As a result of the foregoing, income from operations decreased $2,246,000, or 29.5%, to $5,371,000 in fiscal 2005 from $7,617,000 in fiscal 2004.

Interest Income. Interest income increased $132,000, or 92.3% to $275,000 in fiscal 2005 from $143,000 in fiscal 2004. This increase is attributable to higher cash balances of the Company during the fiscal year and increased interest rates.

Income Taxes. The Company's effective tax rate decreased to 36.80% in fiscal 2005 as compared to 39.2% in fiscal 2004. This decrease is attributable to an increase in work opportunity tax credits in fiscal 2005 and an over accrual of taxes recorded in fiscal 2004.

Net Income. Net income decreased $1,153,000, or 24.4%, to $3,567,000, or $.62 per diluted share, in fiscal 2005 from $4,720,000, or $.83 per diluted share, in fiscal 2004.

Year Ended July 31, 2004 Compared to Year Ended July 31, 2003

Net Patient Revenue. For the fiscal year ended July 31, 2004, net patient revenue decreased $2,643,000, or 2.7%, to $94,592,000 from $97,235,000 for the fiscal year ended July 31, 2003 ("fiscal 2003"). This decrease was primarily attributable to (i) a decrease of $1,879,000 in net patient revenue as a result of the reduced Medicaid reimbursement rates for certain nursing visits in Connecticut that was effective May 1, 2003, (ii) a decrease of $3,428,000 as a result of fewer hours being subcontracted to the Company from other Medicare certified agencies in New York and (iii) a decrease of $1,246,000 in staffing revenue primarily as a result of the Company terminating its staffing operations in New York in December 2003 and in New Jersey in July 2004. The decline in net patient revenue was offset by an increase in net patient revenue of $3,910,000 from the Company's expansion in New Jersey and the Company attaining Medicare and Medicaid certification in Massachusetts.

Gross Profit. Gross profit margin decreased to 34.6% for fiscal 2004 from 35% for fiscal 2003. This decrease was primarily attributable to the reduced Medicaid reimbursement rates for certain nursing visits in Connecticut and, to a lesser extent, increases in direct payments to caregivers and increased workers' compensation rates.

General and Administrative. General and administrative expenses decreased $44,000, or .2%, to $23,503,000 in fiscal 2004 from $23,547,000 in fiscal 2003. This decrease is primarily attributable to the reductions in administrative personnel associated with both the downsizing of the Company's staffing operations and as a result of the Connecticut reimbursement rate reduction in certain Medicaid nursing rates. As a percentage of net patient revenue, general and administrative expenses increased to 24.8% in fiscal 2004 from 24.2% in fiscal 2003.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $1,112,000 in fiscal 2004 as compared to $300,000 in fiscal 2003. The increase in the allowance for possible losses is attributable to the Company establishing allowances for accounts receivable balances from certain home health care agencies and other health care institutions. As many of these agencies and institutions have been experiencing financial difficulties and have not made payments in accordance with contract terms, the Company has reserved for possible losses. The Company is closely monitoring these accounts receivable balances.

Amortization of Intangibles. Amortization of intangibles decreased $81,000, or 13.7%, to $510,000 in fiscal 2004 from $591,000 in fiscal 2003. This decrease is attributable to previous acquisitions that have now been fully amortized.

Income from Operations. As a result of the foregoing, income from operations decreased $1,924,000, or 20.2%, to $7,617,000 in fiscal 2004 from $9,541,000 in fiscal 2003.

Interest Income. Interest income remained flat at $143,000 for fiscal 2004 as compared to fiscal 2003. Although the Company has generated higher cash balances over the fiscal years, the decline in interest rates has reduced the Company's ability to maximize interest income.

Income Taxes. The Company's effective tax rate decreased to 39.2% in fiscal 2004 as compared to 40.3% in fiscal 2003. This decrease was attributable to an over accrual of taxes in fiscal 2003.

Net Income. Net income decreased $1,063,000, or 18.4%, to $4,720,000, or $.83 per diluted share, in fiscal 2004 from $5,783,000, or $1.01 per diluted share, in fiscal 2003.

Financial Condition, Liquidity and Capital Resources

Current assets decreased $2,209,000 to $37,407,000 and current liabilities increased $231,000 to $4,678,000 at July 31, 2005. These changes resulted in a decrease in working capital of $2,440,000 to $32,729,000 at July 31, 2005 from $35,169,000 at July 31, 2004. Cash and cash equivalents decreased $4,001,000 to $16,184,000 at July 31, 2005 from $20,185,000 at July 31, 2004. The decrease in cash and cash equivalents and working capital was primarily attributable to (i) the acquisitions of On Duty and Helping Hands for $4,249,000 and the (ii) payment of cash dividends of $1,268,000 in fiscal 2005.

Net cash provided by operating activities was $2,676,000 in fiscal 2005 as compared with $5,961,000 in fiscal 2004. The decrease in cash provided by operating activities of $3,285,000, or 55.1%, is attributable to a decrease in operating cash flow of $1,056,000, an increase in operating assets, primarily accounts receivable, of $2,074,000 and a decrease in operating liabilities of $155,000 over fiscal 2004.

Investing activities in fiscal 2005 used cash of $5,415,000 as compared to $383,000 in fiscal 2004. The cash used in investing activities in fiscal 2005 consisted of the purchase of businesses and the purchase of equipment. The cash used in investing activities in fiscal 2004 consisted of the purchase of equipment, offset by the proceeds from the sale of investments.

Financing activities in fiscal 2005 used cash of $1,262,000 as compared to cash provided by financing activities of $355,000 in fiscal 2004. The cash used in financing activities in fiscal 2005 consisted of the purchase of treasury shares and the payment of cash dividends, offset by the proceeds from the exercise of stock options. The cash provided by financing activities in fiscal 2004 consisted of the proceeds from the exercise of stock options, offset by the purchase of treasury stock.

The nature of the Company's business requires weekly payments to health care personnel at the time services are rendered. The Company typically receives payment for these services in 90 to 150 days with respect to contracted and insurance business and 8 to 45 days with respect to certain governmental payers, such as Medicare and Medicaid programs. Accounts receivable turnover was 75 days in fiscal 2005, as compared to 74 days in fiscal 2004.

The Company has a $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility provides for the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable that are aged less than 120 days at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires in October 2005 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay .25% commitment fee on unused amounts, payable quarterly in arrears. At July 31, 2005, there was no outstanding balance under the credit facility. The Company is negotiating a new credit facility to replace the credit facility.

In September 2005, the Board of Directors extended the Company's program to repurchase its Common Stock for an additional year. Purchases of up to $3,000,000 will be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The buyback program will be financed out of existing cash or cash equivalents.

The Company intends to incur capital expenditures of approximately $500,000 during the fiscal year ending July 31, 2006 in connection with the proposed implementation of new computer hardware, telephone equipment and networking equipment. These expenditures would be designed to, among other things, update data input capability regarding services rendered at certain locations. The Company believes that these expenditures will provide efficiencies in data organization, retrieval and analysis, both for continuing operations and in connection with certain audits. The Company intends to fund these expenditures, acquisitions and cash dividends declared by the Board of Directors and otherwise meet its short-term and long-term liquidity needs from its current cash balances, cash flow from operations and its credit facility.

In August 2005, the Connecticut Department of Social Services, Office of Quality Assurance (the "Department") performed an audit of Medical Assistance claims paid to New England covering the period April 1, 2003 through March 31, 2005. The audit included a review of relevant claim information maintained by the Department and a review of the appropriate medical and administrative records maintained by New England. New England received approximately $50,000,000 in reimbursement covered by the audit period. The Company is unable to quantify the liability that may arise under such audit.

In the opinion of management, there will be no material impact on the financial statements of the Company from any recently issued accounting standards.

Inflation and Seasonality

The rate of inflation had no material effect on operations for fiscal 2005. The effects of inflation on personnel costs in the future could have an adverse effect on operations, as the Company may not be able to increase its charges for services rendered. The Company's business is not seasonal.

Contractual Obligations

The Company rents various office facilities through 2009 under terms of several lease agreements that include escalation clauses. At July 31, 2005, minimum annual rental commitments under noncancellable operating leases are as follows:

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating Leases	$2,719,000	$1,097,000	$1,547,000	$75,000	—
Total	$2,719,000	$1,097,000	$1,547,000	$75,000	—

Consolidated Balance Sheets

July 31,	2005	2004
ASSETS		
Current:		
Cash, (including cash equivalents of $10,589,000 and $15,964,000, respectively) (Note 7)	$16,184,000	$20,185,000
Investments	19,000	19,000
Accounts receivable, less allowance for possible losses of $1,866,000 and $1,122,000, respectively (Note 7)	19,564,000	18,084,000
Prepaid expenses and other	805,000	801,000
Income taxes receivable	121,000	—
Deferred income taxes (Note 6)	714,000	527,000
Total current assets	37,407,000	39,616,000
Furniture, equipment and leasehold improvements, net (Note 1)	1,860,000	1,083,000
Goodwill (Note 2)	14,463,000	10,628,000
Other intangible assets, net (Note 3)	1,384,000	1,589,000
Deposits and other assets	486,000	570,000
	$55,600,000	$53,486,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses (Note 4)	$ 3,771,000	$ 3,322,000
Estimated third-party payer settlements	72,000	696,000
Deferred revenue	410,000	402,000
Dividend payable	425,000	—
Income taxes payable	—	27,000
Total current liabilities	4,678,000	4,447,000
Commitments and contingencies (Note 9)		
Stockholders' equity (Note 8) :		
Common stock, $.001 par value, shares authorized—20,000,000; issued 7,125,544 and 7,041,388, respectively	7,000	7,000
Additional paid-in capital	26,532,000	26,174,000
Retained earnings	28,216,000	26,342,000
	54,755,000	52,523,000
Less treasury stock (1,461,360 and 1,424,883 shares)—at cost (Note 10)	(3,833,000)	(3,484,000)
Total stockholders' equity	50,922,000	49,039,000
	$55,600,000	$53,486,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended July 31,	2005	2004	2003
Net patient revenue (Note 7)	$98,461,000	$94,592,000	$97,235,000
Operating expenses:			
Cost of revenue	65,065,000	61,850,000	63,256,000
General and administrative	26,165,000	23,503,000	23,547,000
Allowance for possible losses	1,280,000	1,112,000	300,000
Amortization of intangibles	580,000	510,000	591,000
Total operating expenses	93,090,000	86,975,000	87,694,000
Income from operations	5,371,000	7,617,000	9,541,000
Other income:			
Interest	275,000	143,000	143,000
Income before income taxes	5,646,000	7,760,000	9,684,000
Provision for income taxes (Note 6)	2,079,000	3,040,000	3,901,000
Net income	$ 3,567,000	$ 4,720,000	$ 5,783,000
Net income per common share:			
Basic	$ 0.63	$ 0.85	$ 1.04
Diluted	$ 0.62	$ 0.83	$ 1.01
Weighted average number of shares outstanding:			
Basic	5,637,510	5,541,730	5,545,953
Diluted	5,732,842	5,700,770	5,738,267
Dividends declared per share	$ 0.30	$ —	$ —

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
Balance, July 31, 2002	6,902,819	$7,000	$25,552,000	$15,839,000	1,329,979	$(2,719,000)
Net income	—	—	—	5,783,000	—	—
Exercise of stock options	1,000	—	4,000	—	—	—
Acquisition of treasury shares	—	—	—	—	77,592	(600,000)
Balance, July 31, 2003	6,903,819	7,000	25,556,000	21,622,000	1,407,571	(3,319,000)
Net income	—	—	—	4,720,000	—	—
Exercise of stock options	137,569	—	520,000	—	—	—
Tax benefit of stock options exercised	—	—	98,000	—	—	—
Acquisition of treasury shares	—	—	—	—	17,312	(165,000)
Balance, July 31, 2004	7,041,388	7,000	26,174,000	26,342,000	1,424,883	(3,484,000)
Net income	—	—	—	3,567,000	—	—
Exercise of stock options	84,156	—	355,000	—	—	—
Tax benefit of stock option exercised	—	—	3,000	—	—	—
Acquisition of treasury shares	—	—	—	—	36,477	(349,000)
Dividends on common stock	—	—	—	(1,693,000)	—	—
Balance, July 31, 2005	**7,125,544**	**$7,000**	**$26,532,000**	**$28,216,000**	**1,461,360**	**$(3,833,000)**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended July 31,	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 3,567,000	$ 4,720,000	$ 5,783,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	986,000	847,000	884,000
Allowance for possible losses, net of write-offs	744,000	500,000	69,000
Loss on sale of assets	3,000	—	—
Gain on investments	—	(4,000)	—
Deferred income taxes	(187,000)	11,000	272,000
Unrealized loss on investments	—	—	13,000
Tax benefit realized from the exercise of stock options	3,000	98,000	—
Changes in assets and liabilities:			
Accounts receivable	(2,224,000)	121,000	(2,392,000)
Prepaid expenses and other	99,000	(172,000)	(118,000)
Income taxes payable	(148,000)	(107,000)	368,000
Accounts payable and accrued expenses	449,000	65,000	(324,000)
Estimated third-party payer settlements	(624,000)	(60,000)	(156,000)
Deferred revenue	8,000	(58,000)	120,000
Net cash provided by operating activities	2,676,000	5,961,000	4,519,000
Cash flows from investing activities:			
Purchase property, plant and equipment	(1,166,000)	(390,000)	(306,000)
Proceeds from sale of investments	—	7,000	—
Purchase of assets of businesses	(4,249,000)	—	(4,706,000)
Net cash used in investing activities	(5,415,000)	(383,000)	(5,012,000)
Cash flows from financing activities:			
Purchase of treasury stock	(349,000)	(165,000)	(600,000)
Proceeds from exercise of stock options	355,000	520,000	4,000
Payment of dividends	(1,268,000)	—	—
Net cash provided by (used in) financing activities	(1,262,000)	355,000	(596,000)
Net increase (decrease) in cash and cash equivalents	(4,001,000)	5,933,000	(1,089,000)
Cash and cash equivalents, beginning of year	20,185,000	14,252,000	15,341,000
Cash and cash equivalents, end of year	$16,184,000	$20,185,000	$14,252,000
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 24,000	$ 21,000	$ 20,000
Income taxes	$ 2,409,000	$ 3,037,000	$ 3,261,000
Dividends declared and not paid	$ 425,000	$ —	$ —

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Business

National Home Health Care Corp. and subsidiaries (the "Company") is a provider of home health care services, including nursing care, personal care, supplemental staffing and other specialized health services in the northeastern part of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of National Home Health Care Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Revenue Recognition and Allowance for Possible Losses

Net patient revenues are recorded at estimated net realizable amounts from patients, third-party payers and others for services rendered. An allowance for possible losses is recorded based upon management's evaluation of current industry conditions, historical collection experience and other relevant factors which, in the opinion of management, require recognition in estimating the allowance.

Under Medicaid, Medicare and other reimbursement programs, the Company is reimbursed for services rendered to covered program patients as determined by reimbursement formulas and regulations. To date, the Company has not had any material adjustments to previously recorded amounts. Laws and regulations governing these programs are complex and subject to interpretation.

The Company is reimbursed by Medicare based on episodes of care. An episode of care is defined as a length of care up to sixty days with multiple continuous episodes allowed. Deferred revenue represents the unearned cash received from an episode of care.

Approximately 51%, 48% and 47% of net patient revenue for the fiscal years ended July 31, 2005, 2004 and 2003, respectively, were derived under federal and state third-party reimbursement programs.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets (generally five to ten years). Amortization of leasehold improvements is being provided on the straight-line method over the various lease terms or estimated useful lives, if shorter.

Goodwill

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options.

The reconciliation for the years ended July 31, 2005, 2004 and 2003 is as follows:

Years ended July 31,	2005	2004	2003
	Shares	Shares	Shares
Average number of shares outstanding	**5,637,510**	5,541,730	5,545,953
Effect of dilutive securities— Common Stock options	**95,332**	159,040	192,314
Diluted shares outstanding	**5,732,842**	5,700,770	5,738,267

The number of options that were anti-dilutive and excluded from the computation was 157,500 for the year ended July 31, 2005, 168,000 for the year ended July 31, 2004 and 183,750 for the year ended July 31, 2003.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of the financial instruments.

Estimated Third-Party Payer Settlement

The amount represents overpayments from certain third-party payers. The Company anticipates that the third-party payers will recoup these funds in subsequent periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates relate primarily to valuation reserves for accounts receivable.

Workers' Compensation

The Company self-insures up to specified limits certain risks related to workers' compensation liability. The estimated costs of existing and expected future claims under the insurance program are accrued based upon historical loss trends and may be subsequently revised based on developments relating to such claims.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The effect on deferred tax assets and liabilities of changes in tax rates will be recognized as income or expense in the period that includes the enactment date. The Company files a consolidated Federal income tax return with its subsidiaries.

Long-Lived Assets

Long-lived assets, such as intangible assets, furniture, equipment and leasehold improvements, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-Based Compensation

As of July 31, 2005, the Company has a stock-based employee compensation plan, which is described in Note 9. As allowed by SFAS No. 148, the Company has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value of the underlying stock on the date of the grant.

The Company has elected to account for stock-based compensation following the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plan by recording as compensation expense the excess of the fair market value of the underlying Common Stock over the exercise price per share as of the date of grant. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

SFAS No. 123 requires the Company to provide pro forma information regarding net income and net income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants since 1992:

Years ended July 31,	**2005**	2004	2003
Assumptions			
Dividend Yield	—	—	—
Volatility	—	—	—
Risk free interest rate	—	—	—
Expected lives	—	—	—

Under the accounting provisions of SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

Years ended July 31,	**2005**	2004	2003
Pro forma results			
Net income:			
As reported	**$3,567,000**	$4,720,000	$5,783,000
Pro forma	**(a)**	(a)	(a)
Income per common share—basic:			
As reported	**.63**	.85	1.04
Pro forma	**(a)**	(a)	(a)
Income per common share—diluted:			
As reported	**.62**	.83	1.01
Pro forma	**(a)**	(a)	(a)

(a) No pro forma since options were not granted.

Segments

The Company's management considers its business to be a single segment—Home Healthcare Services. Home Healthcare Services net patient revenue is provided by health care personnel, and the Company's customers are similar for all sources of net patient revenue. Management evaluates its operating results on an integrated basis.

Recent Accounting Pronouncements

In the opinion of management, there will be no material impact on the financial statements of the Company from any recently issued accounting standards.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

1. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are summarized as follows:

July 31,	**2005**	2004
Furniture and equipment	**$ 3,869,000**	$ 2,715,000
Leasehold improvements	**497,000**	470,000
	4,366,000	3,185,000
Less accumulated depreciation and amortization	**2,506,000**	2,102,000
	$ 1,860,000	$ 1,083,000

Depreciation expense in 2005, 2004 and 2003 was $406,000, $337,000 and $293,000, respectively.

2. Goodwill

Changes in goodwill are as follows:

July 31,	**2005**	2004
Balance, beginning of year	**$10,628,000**	$10,628,000
Additions (Note 5)	**3,835,000**	—
Balance, end of year	**$14,463,000**	$10,628,000

3. Other Intangible Assets

Other intangible assets are as follows:

July 31,	**2005**	2004
Gross carrying amount:		
Covenants not to compete	**$ 1,750,000**	$ 1,375,000
Patient and other files	**2,796,000**	2,796,000
Contracts	**1,234,000**	1,234,000
	5,780,000	5,405,000
Accumulated amortization:		
Covenants not to compete	**1,420,000**	1,248,000
Patient and other files	**2,616,000**	2,331,000
Contracts	**360,000**	237,000
	4,396,000	3,816,000
Balance, end of year	**$ 1,384,000**	$ 1,589,000

The aggregated amortization expense for the years ended July 31, 2005, 2004 and 2003 was $580,000, $510,000 and $591,000, respectively.

Estimated amortization expense is as follows:

Years ending July 31,	
2006	$ 392,000
2007	320,000
2008	155,000
2009	123,000
2010	123,000
	$1,113,000

The remaining weighted average amortization period is as follows:

Year ended July 31,	**2005**
Covenants not to compete	**1.02 years**
Patient and other files	**1.09 years**
Contracts	**7.91 years**
	1.42 years

Other intangible assets are being amortized using the straight-line method over a period of three to ten years.

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

July 31,	**2005**	2004
Trade accounts payable	**$ 152,000**	$ 174,000
Accrued employee compensation and benefits	**2,898,000**	2,644,000
Other	**721,000**	504,000
	$3,771,000	$3,322,000

5. Acquisitions

On September 3, 2002, the Company acquired certain assets of Medical Resources, Inc. and related entities for $2,623,000 in cash, including acquisition costs of $73,000. The assets purchased consisted of contracts of $1,235,000, furniture and equipment of $50,000 and goodwill of $1,338,000.

On December 14, 2002, the Company acquired certain assets of Mary Baker's Health Care Services, Inc. for $434,000 in cash, including acquisition costs of $14,000. The assets purchased consisted of furniture and equipment of $20,000 and goodwill of $414,000.

On March 17, 2003, the Company acquired certain assets of Professional Relief Nurses, Inc. for $1,248,000 in cash, including acquisition costs of $98,000. The assets purchased consisted of furniture and equipment of $89,000 and goodwill of $1,159,000.

On October 6, 2004, the Company acquired certain assets of On Duty Metropolitan Connecticut, LLC for $1,078,000 in cash, including acquisition costs of $103,000. The assets purchased consisted of furniture and equipment of $10,000, covenant not to compete of $75,000 and goodwill of $993,000.

On May 22, 2005, the Company acquired certain assets of Helping Hands Health Care for $3,171,000 in cash, including acquisition costs of $152,000. The assets purchased consisted of furniture and equipment of $10,000, deferred and other assets of $19,000, covenant not to compete of $300,000 and goodwill of $2,842,000.

The above acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of these operations have been included in the accompanying consolidated financial statements since the dates of acquisition.

The effects of each of the above acquisitions on the consolidated results of operations were not significant.

6. Income Taxes

The provision for income taxes is summarized as follows:

Years ended July 31,	**2005**	2004	2003
Current:			
Federal	**$1,741,000**	$2,205,000	$2,805,000
State	**525,000**	824,000	824,000
	2,266,000	3,029,000	3,629,000
Deferred	**(187,000)**	11,000	272,000
	$2,079,000	$3,040,000	$3,901,000

The deferred tax asset consists of the following:

July 31,	**2005**	2004
Current:		
Accrued liabilities and reserves	**$ 898,000**	$551,000
Fixed assets and intangibles	**(184,000)**	(24,000)
	$ 714,000	$527,000

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

Years ending July 31,	**2005**	2004	2003
Statutory rate	**34%**	34%	34%
State and local taxes (net of federal tax effect)	**6**	7	6
Federal tax credit	**(2)**	(1)	(1)
Other	**(1)**	(1)	1
Effective rate	**37%**	39%	40%

7. Concentrations of Credit Risk and Major Customers

The Company's business is with customers who are in the healthcare industry or with governmental agencies.

The Company provides temporary health care personnel to in-home patients and facilities in the New York City metropolitan area, Connecticut, New Jersey and Massachusetts. Credit losses relating to customers historically have been minimal and within management's expectations.

At July 31, 2005, the Company maintained approximately 38% of its cash and cash equivalents with one financial institution.

Under certain federal and state third-party reimbursement programs, the Company received net patient revenue of approximately $50,522,000, $45,159,000 and $45,565,000 for the years ended July 31, 2005, 2004 and 2003, respectively. At July 31, 2005 and 2004, the Company had aggregate outstanding receivables from federal and state agencies of $6,643,000 and $4,852,000, respectively.

8. Stock Options

In 1992, the Company adopted an Employee Stock Option Plan (the "Plan") designed to provide incentives to key employees and to non-employee directors of the Company. The Plan expired in July of 2002. Options granted under the Plan expire not more than ten years from the date of grant and vested immediately.

In 1999, the Company adopted a second Employee Stock Option Plan (the "1999 Plan"). The 1999 Plan was also designed to provide incentives to key employees (including directors and officers who are key employees) and to non-employee directors of the Company. The Plan authorizes the granting of both incentive and non-qualified stock options to purchase up to 551,250 shares of the Company's Common Stock. As of July 31, 2005, 361,116 shares of the Company's Common Stock have been reserved for future issuance. Unless sooner terminated, the 1999 Plan will expire in October 2009. Options granted under the 1999 Plan expire not more than ten years from the date of grant and vest immediately.

A summary of the status of the Company's stock option plans as of July 31, 2005, 2004 and 2003 and changes for the years ended on those dates is presented below:

	Number of shares	Expiration date	Weighted average exercise price
Options outstanding at July 31, 2002	532,758	2004–2011	$ 7.43
Options exercised	(1,000)	2009	3.84
Options outstanding at July 31, 2003	531,758	2004–2011	7.23
Options exercised	(137,569)	2004–2009	3.77
Options forfeited	(15,750)	2011	13.58
Options outstanding at July 31, 2004	378,439	2004–2011	8.51
Options exercised	(84,156)	2004–2009	4.22
Options forfeited	(10,500)	2011	13.58
Options outstanding at July 31, 2005	**283,783**	**2007–2011**	**$ 9.60**

Range of exercise price	Number outstanding and exercisable	Weighted average remaining contractual life	Weighted average exercise price
$ 3.66	11,024	3.25 years	$ 3.66
$ 3.84	71,159	3.83 years	$ 3.84
$ 4.34	44,100	1.42 years	$ 4.34
$13.58–14.94	157,500	3.91 years	$14.08

Data summarizing year-end options exercisable and weighted average fair value of options granted during the years ended July 31, 2005, 2004 and 2003 is shown below:

Options Exercisable	**2005**	2004	2003
Options exercisable at year-end	**283,783**	378,439	531,758
Weighted average exercise price	**$9.60**	$8.51	$7.23
Weighted average fair value of options granted during the year	—	—	—
Weighted average remaining contractual life	**3.48 years**	5.07 years	6.07 years

9. Commitments, Contingencies and Other Matters

Employee Savings and Stock Investment Plan Effective January 1, 1999, the Company amended and restated its Employee Savings and Stock Investment Plan organized under Section 401(k) of the Internal Revenue Code. Under the amended plan, employees may contribute up to 15% of their salary, limited to the maximum amount allowable under federal tax regulations. The Company will match 100% of the first 3% of employees' contributions and 50% of the next 2% of employees' contributions, provided that the matching contribution on behalf of any employee does not exceed 4% of the employee's compensation. The Company may also make additional contributions at its discretion. An employee may invest in Company stock and several mutual funds. The Company's matching contributions for the years ended July 31, 2005, 2004 and 2003 were $785,000, $676,000, and $653,000, respectively.

Employment Agreements The Company has employment agreements with four executives, which expire through July 31, 2010. The aggregate commitment for future salary, excluding bonuses, is $4,440,000. One agreement also provides for increases based on increases in the consumer price index and additional annual compensation based on 4% of pre-tax income, as defined, in excess of $3,000,000. Two other agreements provide for additional compensation based on 4% and 1% of income from operations, as defined, in excess of $5,000,000.

Leases The Company rents various office facilities through 2009 under the terms of several lease agreements that include escalation clauses.

At July 31, 2005, minimum annual rental commitments under noncancellable operating leases are as follows:

Years ending July 31,	
2006	$1,097,000
2007	864,000
2008	683,000
2009	75,000
	$2,719,000

Rent expense for the years ended July 31, 2005, 2004 and 2003 was approximately $1,229,000, $1,187,000, and $1,110,000, respectively.

One lease agreement is with a company controlled by the Company's Chairman of the Board. Net rent expense under such lease agreement approximates $213,000 per year.

Litigation The Company and certain of its officers and directors (the "director defendants") were named as defendants in a consolidated class action brought on behalf of certain shareholders of SunStar Healthcare, Inc. ("SunStar"). The lawsuit asserted alleged acts or omissions, which allegedly resulted in misrepresentations or omissions of material information concerning the financial condition of SunStar. In addition, the lawsuit alleged that the Company and the director defendants exercised control over SunStar. In February 2001, the Court dismissed the complaint and granted the plaintiffs leave to amend. In October 2001, the Court granted the defendants' motion to dismiss the amended complaint with prejudice. Plaintiffs did not appeal this decision.

In a related action, the director defendants were named in a case brought by the Department of Insurance of the State of Florida as receiver for SunStar. The allegations in this action were similar to those alleged in the class action lawsuit, which was subsequently dismissed. Although the Company was not named in this action, the Company agreed to indemnify the director defendants to the fullest extent permitted under its by-laws. On May 7, 2001, the Court granted the director defendants' motion to dismiss and granted the plaintiff leave to serve a further amended complaint. On July 24, 2001, the plaintiff served an amended complaint. On September 24, 2001, the director defendants filed a motion to dismiss the amended complaint. In September 2002, the director defendants (and certain other defendants) entered into a settlement agreement with the plaintiff to resolve this action. The settlement payments were made in March 2004. The Company indemnified the director defendants for their share of the settlement payments. Because the amount paid had been previously reserved, the payments had no impact on the Company's July 31, 2004 consolidated statements of earnings.

In October 2003, the Company's Connecticut Home Care subsidiary received a subpoena from the United States Attorney's Office in New Haven, Connecticut. The subpoena sought production of documents in connection with an investigation into possible violations of certain federal health care laws. The records sought by the subpoena relate to the subsidiary's psychiatric nurses. The Company has produced documents in response to the subpoena and intends to continue to cooperate with the investigation.

Credit Facility The Company has a $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility allows the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires on October 23, 2005 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay a .25% commitment fee on unused amounts. At July 31, 2005 and 2004 there was no outstanding balance under the credit facility. The Company is negotiating a new credit facility to replace the credit facility.

Other Matters In August 2005, the Connecticut Department of Social Services, Office of Quality Assurance (the "Department") performed an audit of Medical Assistance claims paid to the Company's Connecticut Home Care subsidiary covering the period of April 1, 2003 through March 31, 2005. The audit included a review of relevant claim information maintained by the Department and a review of the appropriate medical and administrative records maintained by the subsidiary. The subsidiary received approximately $50,000,000 in reimbursement during the audit period. The Company is unable to quantify the liability that may arise from this audit.

10. Treasury Stock

In April 2003, the Board of Directors increased its program to repurchase its Common Stock to $3,000,000. Purchases would be made from time-to-time in the open market and through privately negotiated transactions, subject to general market and other conditions.

11. Summarized Quarterly Data (unaudited)

Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended July 31, 2005 and 2004 (in thousands, except per share data):

	2005			
Quarter	First	Second	Third	Fourth
Net patient revenue	$24,177	$24,212	$24,201	$25,871
Cost of revenue	15,577	16,206	16,327	16,955
General and administrative expenses	6,102	6,521	6,615	6,927
Amortization of intangibles	133	139	139	169
Allowance for possible losses	85	85	88	1,022(a)
Total operating expenses	21,897	22,951	23,169	25,073
Income from operations	2,280	1,261	1,032	798
Interest income	48	63	82	82
Income before income taxes	2,328	1,324	1,114	880
Provision for income taxes	910	528	353	288
Net income	$ 1,418	$ 796	$ 761	$ 592
Net income per common share:				
Basic	$ 0.25	$ 0.14	$ 0.13	$ 0.10
Diluted	$ 0.25	$ 0.14	$ 0.13	$ 0.10

	2004			
Quarter	First	Second	Third	Fourth
Net patient revenue	$24,414	$22,869	$23,739(b)	$23,570(b)
Cost of revenue	16,419	15,105	15,163	15,163
General and administrative expenses	5,887	5,786	5,895	5,935
Amortization of intangibles	127	128	128	127
Allowance for possible losses	105	55	680(c)	272
Total operating expenses	22,538	21,074	21,866	21,497
Income from operations	1,876	1,795	1,873	2,073
Interest income	25	31	43	44
Income before income taxes	1,901	1,826	1,916	2,117
Provision for income taxes	746	693	703	898
Net income	$ 1,155	$ 1,133	$ 1,213	$ 1,219
Net income per common share:				
Basic	$ 0.21	$ 0.21	$ 0.22	$ 0.22
Diluted	$ 0.20	$ 0.20	$ 0.21	$ 0.21

(a) includes $712,000 of additional provision for possible losses due to the bankruptcy of certain customers during the fourth quarter.
(b) includes $790,000 and $126,000 retroactive rate adjustment in the third and fourth quarters, respectively.
(c) includes $600,000 of additional provision for possible losses due to certain customers not paying in accordance with contractual terms.

12. Subsequent Events

On September 28, 2005, the Company's Board of Directors declared a cash dividend of $0.075 per share on its Common Stock, payable on November 4, 2005 to holders of record of its outstanding Common Stock on October 18, 2005.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
National Home Health Care Corp.
Scarsdale, New York

We have audited the accompanying consolidated balance sheets of National Home Health Care Corp. and Subsidiaries as of July 31, 2005 and 2004 and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Health Care Corp. and Subsidiaries at July 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



BDO Seidman, LLP

Valhalla, New York
October 7, 2005

Corporate Directory

Board of Directors

Frederick H. Fialkow
Chairman of the Board
National Home Health Care Corp.

Steven Fialkow
President, Chief Executive Officer and Secretary
National Home Health Care Corp.

Ira Greifer, M.D.
Professor of Pediatrics
Montefiore Medical Center/
Albert Einstein College of Medicine

Bernard Levine, M.D.
Private Investor

Robert C. Pordy, M.D.
Vice President, Medical Science
Hoffmann-La Roche Inc.

Harold Shulman, CPA, JD
Chairman
Shulman, Cohen, Furst & Co. P.C.

Corporate Officers

Frederick H. Fialkow
Chairman of the Board

Steven Fialkow
President, Chief Executive Officer and Secretary

Robert P. Heller, CPA
Vice President of Finance and Chief Financial Officer

Officer of Health Acquisition Corp. d/b/a Allen Health Care Services

Ian Rowe
President and Chief Operating Officer

Officer of New England Home Care, Inc.

Kimberly Nystrom, RN, BSN, JD
President and Chief Operating Officer

Officer of Connecticut Staffing Works Corp.

Kimberly Nystrom, RN, BSN, JD
President and Chief Operating Officer

Officer of Accredited Health Services, Inc.

Melissa Eschert
President and Chief Operating Officer

Officer of Medical Resources Home Health Corp.

Carolyn McCarthy, RN, BSN, MPA/HA
President and Chief Operating Officer

Auditors

BDO Seidman, LLP
115 Stevens Avenue
Valhalla, New York 10595

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

Counsel

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

Form 10-K

Copies of the Form 10-K including exhibits filed with the Securities and Exchange Commission are available to stockholders free of charge on request from:

National Home Health Care Corp.
700 White Plains Road, Suite 275
Scarsdale, New York 10583
www.nhhc.net

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National Home Health Care Corp.

700 White Plains Road, Suite 275
Scarsdale, New York 10583
Phone: (914) 722-9000 Fax: (914) 722-9239
Website: www.nhhc.net